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Schaumburg, IL 60173

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Fax: (847) 303-1121

November 3, 2010

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549-3561

Attn:   Mr. Ronald Alper, Staff Attorney

Re:      Modern Mobility Aids, Inc.

            Registration Statement on Form S-1

            Amendment #3

            File No. 333-168983

Dear Mr. Alper

Following our discussion we have deleted paragraph 2(B) of our Subscription Agreement. The amended Subscription Agreement was filed as an Exhibit No.4.2 to our Registration Statement on the Form S-1/A Amendment #3.

Sincerely,

           /s/ Sergei Khorolski

           Sergei Khorolski

Modern Mobility Aids, Inc., President